

Mail Stop 3233

July 6, 2016

<u>Via E-Mail</u>
Mr. Jeffrey D. Symes
Senior Vice President, Chief Accounting Officer and Treasurer
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062

   Re: Felcor Lodging Trust Incorporated
      Form 10-K for the year ended December 31, 2015
      Filed on February 26, 2016
      File No. 001-14236

      Felcor Lodging Limited Partnership
      Form 10-K for the year ended December 31, 2015
      Filed on February 26, 2016
      File No. 333-39595-01

Dear Mr. Symes:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2015</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>

<u>Non-GAAP Financial Measures, page 36</u>

1. We note that your calculation of FFO reconciles to Net income attributable to common stockholders and as such, it appears that the resulting calculated FFO represents FFO

attributable to common stockholders rather than FFO for the entire Company. In future filings, please re-label "Funds from operations" to "Funds from operations attributable to common stockholders".

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or the undersigned at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities